UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

TSR, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

872885207
(CUSIP Number)

John G. Sharkey 400 Oser Avenue, Suite 150 Hauppauge, NY 11788 (631) 231-0333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	872885207	Page 2 of 5 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Winifred Hughes
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒

3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions)
00
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
N/A
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
107,634
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
107,634
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
107,634 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
N/A
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.5% (1)
14		TYPE OF REPORTING PERSON (See Instructions)
IN

(1)	In addition to these shares, Winifred Hughes’ spouse, Joseph F. Hughes, is the holder of 756,339 shares of Common Stock. Mrs. Hughes disclaims beneficial ownership of the shares held by Joseph F. Hughes.

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of TSR, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 400 Oser Avenue, Suite 150, Hauppauge, New York 11788.

Item 2.	Identity and Background

(a)	Name:

Winifred Hughes

(b)	Residence or business address:

TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, New York 11788.

(c)	Winifred Hughes is the spouse of Joseph F. Hughes, the Company’s Chairman, President, Chief Executive Officer and Treasurer. Mrs. Hughes does not have an independent affiliation with the Company.

(d)	During the past five years, Mrs. Hughes has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mrs. Hughes has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or her being found to be in violation with respect to any such laws.

(f)	Citizenship:

United States

Item 3.	Source and Amount of Funds or Other Consideration

On March 9, 2017, the JW Hughes Family LLC (the “Family LLC”) was dissolved and all of the 875,151 shares of the Common Stock held by the Family LLC will be distributed to its members in accordance with their respective percentage interests in the Family LLC. The 875,151 shares of Common Stock held by the Family LLC represent approximately 44.6% of the outstanding Common Stock of the Company. The members of the Family LLC consisted of Joseph F. Hughes, the Company’s Chairman, President, Chief Executive Officer and Treasurer, and members of his family, including Winifred Hughes. The Family LLC was dissolved for estate planning purposes. In connection with its dissolution, the Family LLC distributed 106,834 shares of Common Stock to Mrs. Hughes.

Item 4.	Purposes of Transaction

As of the date of this Schedule 13D, Mrs. Hughes has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number of or term of directors or to fill any existing vacancies on the Board of Directors; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (j) any action similar to those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)      As of the date of this Schedule 13D, the aggregate number of shares of Common Stock of the Company beneficially owned by Mrs. Hughes is 107,634 shares or approximately 5.5% of the class of securities identified in Item 1 based on 1,960,062 shares of Common Stock outstanding as of March 9, 2017.

(b)      The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, as it relates to Mrs. Hughes, is set forth in the forepart of this Schedule 13D, including the accompanying footnotes, and such information is incorporated herein by reference.

(c)      Except as described above, Mrs. Hughes has not made any transactions in the class of securities reported herein during the past sixty days.

(d)      Not applicable.

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.	Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2017	/s/ Winifred Hughes
Winifred Hughes